EXHIBIT 12.1

LOEWS CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollar Amount in Millions)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Pretax income (loss) from continuing operations	$1,647.1	$(822.2)	$3,151.1	$876.5	$993.7

Add (deduct):

Undistributed loss (income) of associated companies	(5.3)	(44.5)	(21.5)	(0.5)	(8.5)
Capitalized interest	(2.9)	(5.7)	(16.2)	(7.9)	(8.5)
Amortization of capitalized interest	4.7	1.5	0.5	0.4	0.3

Earnings before fixed charges	1,643.6	(870.9)	3,113.9	868.5	977.0

Fixed charges:

Interest expense	309.6	332.0	356.9	354.2	369.1
Capitalized interest	2.9	5.7	16.2	7.9	8.5
Interest element of operating lease rental	39.0	42.0	38.0	42.0	54.0
Interest credited to policyholders	116.0	134.0	171.0	167.0	284.0

Total fixed charges	467.5	513.7	582.1	571.1	715.6

Total earnings and fixed charges	$2,111.1	$(357.2)	$3,696.0	$1,439.6	$1,692.6

Ratio of earnings to fixed charges	4.5	(0.7)	6.3	2.5	2.4

		(A )
Earnings before fixed charges	1,643.6	(870.9)	3,113.9	868.5	977.0
Fixed charges, excluding interest credited to policyholders	351.5	379.7	411.1	404.1	431.6

Total earnings and fixed charges, excluding interest credited to policyholders	$1,995.1	$(491.2)	$3,525.0	$1,272.6	$1,408.6

Ratio of earnings to fixed charges, excluding interest credited to policyholders	5.7	(1.3)	8.6	3.1	3.3

(A)	We incurred a loss for the year ended December 31, 2001, and income from continuing operations was insufficient to cover fixed charges by $870.9 million.